FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                4 December, 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director Shareholding sent to the London Stock Exchange on 4 December, 2003


BT Discretionary Employee Trusts (mmO2 plc Legacy Share Awards) - Adjustment to Technical Share Interests


mmO2 plc advises that Ilford Trustees (Jersey) Limited, as the Trustee of discretionary employee trusts established by British Telecommunications plc
(BT), sold on 3 December 2003 205,000 mmO2 plc ordinary shares ("mmO2 shares") at an average price of 78 pence per share.

Following the sale, the Trustee holds 5,519,897 mmO2.shares. Peter Erskine, who is an Executive Director of mmO2 plc, is for the purposes of the Companies Act 1985 treated as interested in all these shares. However, it is not anticipated that he will receive any benefit from the BT Trust other than in relation to awards held by him under mmO2's Legacy Share Award Plans.

4 December 2003
mmO2 plc Group Secretariat
Tel: 01753 628096





                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 4 December, 2003                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary